

Mail Stop 3233

November 2, 2017

Via E-mail
Shawn B. Pearson
President and Chief Executive Officer
Bluegreen Vacations Corporation
4960 Conference Way North, Suite 100
Boca Raton, Florida 33431

> **Re: Bluegreen Vacations Corporation**
> **Registration Statement on Form S-1**
> **Filed October 23, 2017**
> **File No. 333-221062**

Dear Mr. Pearson:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Business, page 67

1. We note your response to comment 9. On page 20 you describe risks that may result if the company does not continue to participate in exchange networks and other strategic alliances, such as the RCI exchange network and strategic arrangement with Choice Hotels. Please tell us if the company pays fees, separate from the fees charged to Vacation Club owners, in connection with any exchange or for the ability to include these properties in your exchange network.

Vacation Club Resorts, page 69

2. We note your response to comment 10. Please revise footnote 4 to clarify that the services provided to La Cabana Beach Resort & Casino are similar in nature, but less

        extensive, than services provided pursuant to resort management agreements to the other properties managed by you.

<u>Executive Compensation, page 90</u>

3. We note your revised disclosure on page 93 in response to comment 13. Please revise to provide additional detail regarding the material terms of the employment agreement, such as any termination provisions. Please also file a copy of the employment agreement as an exhibit.

<u>Exhibits</u>

<u>Draft Legal Opinion</u>

4. We note that your draft legal opinion assumes that the A&R Articles will be filed with the Florida Department of State prior to closing. Since the legal opinion opines that the company is validly existing and the securities are duly authorized, it appears that this assumption is inappropriate. See Staff Legal Bulletin No. 19. Please have counsel revise its opinion to remove this assumption or tell us why you believe it is appropriate.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Becky Chow, Staff Accountant, at (202) 551-6524 or Kevin Woody, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Rahul K. Patel, Staff Attorney at (202) 551-3799 or me at (202) 551-3215 with any other questions.

Sincerely,

/s/ Kim McManus

Kim McManus
Senior Counsel
Office of Real Estate and
Commodities

cc: Alison W. Miller, Esq.